5729


03022629

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sekisui House, Ltd

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
JUN 19 2003
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5729 FISCAL YEAR 1-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 6/9/03


SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonoka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)


SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

May 19, 2003

By: [signature]
Kenichi Moriuchi
Managing Executive Officer &
General Manager of Legal Department

Exemption No.82-5129


SEKISUI HOUSE

News Release

Sekisui House Announces Details of Return of Portion of Employee Pension Fund

Osaka, May 19th 2003 – Sekisui House, Ltd. today announced details of the waiver of future obligations in respect of the proxy portion of the employee pension fund of Sekisui House and some of its domestic consolidated subsidiaries. The company received approval of the waiver from the Minister Of Health, Labor and Welfare on April 28 2003 and following the implementation of the Defined Corporate Pension Act.

As a result of the waiver, the company and certain domestic consolidated subsidiaries will accrue past service obligations of 27.996 billion yen and consolidated operating profit for the fiscal year ending January 2004 will increase by 4.666 billion yen.

Furthermore, the parent company will accrue past service obligations of 25.997 billion yen and operating profit on a non-consolidated basis for the fiscal year ending January 2004 will increase by 4.332 billion yen.

In addition, as the company and certain of its domestic consolidated subsidiaries will not be applying the transitional measures laid down in "Practice Guideline Concerning Retirement Benefit Accounting (Interim Report)" (Report of the Accounting Standards Committee of the Japanese Institute of Certified Public Accountants no. 13, Section 47-2), return of the proxy portion will be accounted for on the day of return.

In respect of this matter Sekisui House will not be making any change to forecast results.

* * *

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel.: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@gz.sekisuihouse.co.jp

About Sekisui House
Sekisui House is Japan's leading maker of steel-framed, wood-framed, and ferro-concrete buildings, and has sold more than 1.6 million houses since it was founded in 1960. Main business activities include the construction and sale of built-to-order houses, real estate sales, and real estate leasing. Sekisui House had 15,222 employees as at April 1, 2003, and generated consolidated net sales of ¥1.3 trillion in the fiscal year ended January 31, 2003. Shares in Sekisui House are listed in Tokyo (TSE code 1928), Osaka, Nagoya, EURONEXT Amsterdam, and Frankfurt.

Exemption No. 82-5129

Consolidated Financial Statements

Sekisui House, Ltd.

Years ended January 31, 2003 and 2002
with Report of Independent Certified Public Accountants

Exemption No. 82-5129

Sekisui House, Ltd.

Consolidated Financial Statements

Years ended January 31, 2003 and 2002

Contents

Exemption No. 82-5129

Report of Independent Certified Public Accountants

The Board of Directors
Sekisui House, Ltd.

We have audited the consolidated balance sheets of Sekisui House, Ltd. and subsidiaries as of January 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended, all expressed in yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying consolidated financial statements, expressed in yen, present fairly the financial position of Sekisui House, Ltd. and subsidiaries at January 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan consistently applied during the period except for the change, with which we concur, in the method of presentation of segment information as described in Note 17.

As described in Note 2, Sekisui House, Ltd. and subsidiaries adopted new accounting standards for foreign currency translation, financial instruments, and employees' retirement benefits effective February 1, 2001 in the preparation of their consolidated financial statements.

The U.S. dollar amounts in the accompanying consolidated financial statements are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1.

/s/ Shin Nihon & Co.

April 25, 2003

See Note 1 which explains the basis of preparation of the consolidated financial statements of Sekisui House, Ltd. under Japanese accounting principles and practices.

Exemption No. 82-5129

Consolidated Balance Sheets

January 31, 2003 and 2002

	Millions of yen		*Thousands of U.S. dollars (Note 1)*
	2003	2002	2003
Assets			
Current assets:			
Cash and cash equivalents *(Note 7)*	¥187,381	¥ 229,139	$ 1,573,969
Short-term investments *(Notes 3 and 7)*	50,680	14,323	425,703
Notes and accounts receivable:			
Affiliates	–	209	–
Trade	95,181	117,878	799,505
Other	21,004	17,025	176,430
Less allowance for doubtful accounts	(1,715)	(2,672)	(14,406)
	114,470	132,440	961,529
Inventories *(Note 4)*	293,609	287,555	2,466,266
Deferred income taxes *(Note 8)*	99,049	121,434	831,995
Other current assets	9,722	10,993	81,663
Total current assets	754,911	795,884	6,341,125
Property, plant and equipment:			
Land *(Note 7)*	122,256	112,671	1,026,930
Buildings and structures *(Note 7)*	193,174	188,627	1,622,629
Machinery and equipment	81,263	81,940	682,595
Construction in progress	1,673	500	14,053
	398,366	383,738	3,346,207
Less accumulated depreciation	(142,933)	(135,822)	(1,200,613)
Property, plant and equipment, net	255,433	247,916	2,145,594
Investments and other assets:			
Long-term loans receivable	54,385	65,467	456,825
Less allowance for doubtful accounts	(1,640)	(1,197)	(13,776)
	52,745	64,270	443,049
Investments in securities *(Notes 3 and 7)*	100,849	108,548	847,115
Investments in affiliates *(Note 5)*	160	6,885	1,344
Deferred income taxes *(Note 8)*	37,057	33,584	311,273
Other assets	57,825	46,734	485,720
Total investments and other assets	248,636	260,021	2,088,501
	¥1,258,980	¥1,303,821	$10,575,220

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2003	2002	2003
Liabilities and shareholders' equity			
Current liabilities:			
Current portion of long-term debt *(Note 6)*	¥ 90,001	¥ 62,604	$ 755,993
Notes and accounts payable:			
Trade	152,180	189,003	1,278,287
Accrued income taxes *(Note 8)*	4,903	2,783	41,184
Advances received	83,660	79,507	702,730
Other current liabilities *(Note 7)*	56,393	45,357	473,692
Total current liabilities	387,137	379,254	3,251,886
Long-term debt, less current portion *(Note 6)*	69,999	160,373	587,980
Accrued retirement benefits for employees *(Note 11)*	73,377	78,856	616,354
Accrued retirement benefits for directors, corporate auditors and executive officers	1,465	1,091	12,306
Other liabilities *(Note 7)*	61,757	50,342	518,748
Total liabilities	593,735	669,916	4,987,274
Minority interests	19,543	7,442	164,158
Contingent liabilities *(Note 12)*			
Shareholders' equity *(Note 9)*:			
Common stock:			
Authorized: 1,978,281,000 shares			
Issued: 2003 and 2002 – 709,385,078 shares	186,554	186,554	1,567,022
Additional paid-in capital	237,523	237,523	1,995,153
Retained earnings *(Note 18)*	224,230	202,616	1,883,494
Net unrealized holding (loss) gain on securities	(1,869)	83	(15,699)
Translation adjustments	(206)	(271)	(1,730)
Less treasury stock, at cost	(530)	(42)	(4,452)
Total shareholders' equity	645,702	626,463	5,423,788
	¥1,258,980	¥1,303,821	$10,575,220

Exemption No. 82-5129

Sekisui House, Ltd. and Subsidiaries

Consolidated Statements of Operations

Years ended January 31, 2003 and 2002

	Millions of yen		*Thousands of U.S. dollars (Note 1)*
	2003	2002	2003
Net sales *(Note 17)*	¥1,300,237	¥1,305,469	$10,921,772
Cost of sales	1,035,976	1,035,277	8,702,024
Gross profit	264,261	270,192	2,219,748
Selling, general and administrative expenses	191,524	195,567	1,608,769
Operating income *(Note 17)*	72,737	74,625	610,979
Other income (expenses):			
Interest and dividend income	2,903	3,455	24,385
Interest expense	(2,431)	(3,404)	(20,420)
Loss on revaluation of real estate held for sale *(Note 13)*	(2,179)	(135,540)	(18,303)
Loss on revaluation of securities	(897)	(26,261)	(7,535)
Amortization of net retirement benefit obligation at transition	–	(56,888)	–
Other, net	(4,868)	(16,157)	(40,891)
Income (loss) before income taxes and minority interests	65,265	(160,170)	548,215
Income taxes *(Note 8)*:			
Current	6,855	4,554	57,581
Deferred	22,027	(70,107)	185,023
	28,882	(65,553)	242,604
Income (loss) before minority interests	36,383	(94,617)	305,611
Minority interests in (earnings) losses of subsidiaries	(1,836)	4,286	(15,422)
Net income (loss)	¥ 34,547	¥ (90,331)	$ 290,189

Exemption No. 82-5129

Sekisui House, Ltd. and Subsidiaries

Consolidated Statements of Shareholders' Equity

Years ended January 31, 2003 and 2002

		Millions of yen					
	Number of shares in issue	Common stock	Additional paid-in capital	Retained earnings	Net unrealized holding (loss) gain on securities	Translation adjustments	Treasury stock
Balance at January 31, 2001	721,235,443	¥186,058	¥241,145	¥314,576	–	¥ (561)	¥ (2)
Decrease in retained earnings resulting from merger of consolidated subsidiaries and affiliates accounted for by the equity method.	–	–	–	(6,656)	–	–	–
Net loss for the year	–	–	–	(90,331)	–	–	–
Purchases and retirement of treasury stock	(21,719,000)	–	(21,495)	–	–	–	–
New issue of common stock and increase in additional paid-in capital resulting from merger of consolidated subsidiaries and affiliates accounted for by the equity method	9,861,416	492	17,870	–	–	–	–
Conversion of convertible bonds	7,219	4	3	–	–	–	–
Cash dividends	–	–	–	(14,513)	–	–	–
Bonuses to directors and corporate auditors	–	–	–	(460)	–	–	–
Net unrealized holding gain on securities	–	–	–	–	¥ 83	–	–
Translation adjustments	–	–	–	–	–	290	–
Increase in treasury stock	–	–	–	–	–	–	(40)
Balance at January 31, 2002	709,385,078	¥186,554	¥237,523	¥202,616	¥ 83	¥ (271)	¥ (42)
Increase in retained earnings resulting from exclusion of subsidiaries.	–	–	–	10	–	–	–
Net income for the year	–	–	–	34,547	–	–	–
Cash dividends	–	–	–	(12,767)	–	–	–
Bonuses to directors and corporate auditors	–	–	–	(176)	–	–	–
Net unrealized holding loss on securities	–	–	–	–	(1,952)	–	–
Translation adjustments	–	–	–	–	–	65	–
Increase in treasury stock	–	–	–	–	–	–	(488)
Balance at January 31, 2003	709,385,078	¥186,554	¥237,523	¥224,230	¥ (1,869)	¥ (206)	¥ (530)

Exemption No. 82-5129

Sekisui House, Ltd. and Subsidiaries

Consolidated Statements of Shareholders' Equity (continued)

Years ended January 31, 2003 and 2002

	Thousands of U.S. dollars (Note 1)					
	Common stock	Additional paid-in capital	Retained earnings	Net unrealized holding (loss) gain on securities	Translation adjustments	Treasury stock
Balance at January 31, 2002	$1,567,022	$1,995,153	$1,701,940	$ 697	$ (2,276)	$ (353)
Increase in retained earnings resulting from exclusion of subsidiaries	–	–	84	–	–	–
Net income for the year	–	–	290,189	–	–	–
Cash dividends	–	–	(107,241)	–	–	–
Bonuses to directors and corporate auditors	–	–	(1,478)	–	–	–
Net unrealized holding loss on securities	–	–	–	(16,396)	–	–
Translation adjustments	–	–	–	–	546	–
Increase in treasury stock	–	–	–	–	–	(4,099)
Balance at January 31, 2003	$1,567,022	$1,995,153	$1,883,494	$(15,699)	$ (1,730)	$(4,452)

Exemption No. 82-5129

Sekisui House, Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

Years ended January 31, 2003 and 2002

	Millions of yen		*Thousands of U.S. dollars (Note 1)*
	2003	2002	2003
Cash flows from operating activities			
Income (loss) before income taxes and minority interests	¥ 65,265	¥(160,170)	$ 548,215
Adjustments for:			
Depreciation and amortization	11,883	13,085	99,815
Provision for retirement benefits	(7,136)	48,677	(59,941)
Interest and dividend income	(2,903)	(3,455)	(24,385)
Interest expense	2,431	3,404	20,420
Loss on revaluation of real estate held for sale	2,179	135,540	18,303
Loss on revaluation of securities	897	26,261	7,535
Decrease in notes and accounts receivable	22,975	5,941	192,986
(Increase) decrease in inventories and advance payments	(12,717)	1,052	(106,821)
Decrease in notes and accounts payable	(34,012)	(21,869)	(285,695)
Increase (decrease) in advances received	601	(921)	5,048
Other	6,054	11,311	50,853
Subtotal	55,517	58,856	466,333
Interest and dividends received	3,131	3,382	26,300
Interest paid	(2,560)	(3,371)	(21,504)
Income taxes paid	(4,813)	(4,675)	(40,428)
Net cash provided by operating activities	51,275	54,192	430,701
Cash flows from investing activities			
Proceeds from sales of short-term investments	13,264	62,207	111,415
Purchases of short-term investments	(62,155)	(52,566)	(522,091)
Proceeds from sales of property, plant and equipment	1,666	2,107	13,994
Purchases of property, plant and equipment	(7,973)	(8,799)	(66,972)
Proceeds from sales of investments in securities	12,296	2,783	103,284
Purchases of investments in securities	(9,080)	(65,700)	(76,270)
Decrease in loans receivable	11,963	6,528	100,487
Other	10,989	(799)	92,306
Net cash used in investing activities	(29,030)	(54,239)	(243,847)
Cash flows from financing activities			
Repayment of long-term debt	(62,977)	(55,637)	(528,996)
Cash dividends paid	(12,767)	(14,513)	(107,241)
Purchases of treasury stock	–	(21,495)	–
Other	(969)	(436)	(8,139)
Net cash used in financing activities	(76,713)	(92,081)	(644,376)
Effect of exchange rate changes on cash and cash equivalents	65	290	546
Net decrease in cash and cash equivalents	(54,403)	(91,838)	(456,976)
Cash and cash equivalents at beginning of the year	229,139	311,022	1,924,729
Increase in cash and cash equivalents resulting from initial consolidation of subsidiaries	12,645	–	106,216
Increase in cash and cash equivalents resulting from merger of affiliates accounted for by the equity method	–	9,955	–
Cash and cash equivalents at end of the year	¥187,381	¥ 229,139	$1,573,969
Supplemental schedule of noncash financing activities			
Conversion of convertible bonds	–	¥ 7	–

Exemption No. 82-5129

Sekisui House, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

January 31, 2003 and 2002

1. Basis of Presentation of Consolidated Financial Statements

Sekisui House, Ltd. (the "Company") and its domestic subsidiaries maintain their accounts and records in accordance with the provisions set forth in the Commercial Code of Japan and the Securities and Exchange Law of Japan and in conformity with accounting principles and practices generally accepted and applied in Japan, which may differ in certain material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. The Company's overseas subsidiary maintains its accounts and records in conformity with the accounting principles generally accepted and the practices prevailing in its country of domicile.

The accompanying consolidated financial statements have been prepared by the Company as required by the Securities and Exchange Law of Japan. In addition, the notes to the consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information.

Certain reclassifications of previously reported amounts have been made to the financial statements for year ended January 31, 2002 to conform these to the 2003 presentation. These reclassifications had no effect on consolidated net income or shareholders' equity.

The translation of Japanese yen amounts into U.S. dollars is included solely for the convenience of the reader and was made at ¥119.05 = U.S.$1.00, the approximate rate of exchange in effect on January 31, 2003. This translation should not be construed as a representation that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollar amounts at the above or any other rate.

Sekisui House, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies

(a) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and all its subsidiaries (the "Group") based on the control or influence concept.

All significant intercompany transactions and accounts have been eliminated in consolidation.

Investments in affiliates (companies over which the Company has the ability to exercise significant influence) are accounted for by the equity method.

The difference between the cost of investments in subsidiaries and affiliates and the Company's equity in their net assets at their respective dates of acquisition is being amortized over a period of five years.

(b) Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into yen at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the rates of exchange prevailing when such transactions are recorded.

The financial statements of the foreign subsidiary are translated into yen at the rate of exchange in effect at the balance sheet date except that the components of shareholders' equity are translated at their historical exchange rates. Differences resulting from translating the financial statements of the foreign subsidiary have not been included in the determination of net income (loss), but are presented as translation adjustments in the consolidated balance sheets.

Effective February 1, 2001, the Group adopted "Accounting Standard for Foreign Currency Translation" which was issued by the Business Accounting Deliberation Council of Japan. Under this method, all monetary assets and liabilities denominated in foreign currencies are translated into yen at the rates of exchange in effect at the balance sheet date, except that receivables and payables hedged by qualified forward foreign exchange contracts are translated at the corresponding forward exchange contract rates. Gain or loss on each translation is credited or charged to income.

The effect of the adoption of this standard on the consolidated financial statements for the year ended January 31, 2002 was immaterial.

Sekisui House, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash in hand, deposits held at call with banks, net of overdrafts, and all highly liquid investments with maturities of three months or less.

(d) Short-term investments and investments in securities

Through January 31, 2001, marketable securities, which included short-term investments and investments in securities, were stated at the lower of cost or market. Other investments, except for those accounted for by the equity method, were carried at cost determined by the moving average method.

Effective February 1, 2001, the Group adopted "Accounting Standard for Financial Instruments" issued by the Business Accounting Deliberation Council of Japan. The new standard requires that securities be classified into three categories: trading securities, held-to-maturity debt securities and other securities.

Under the new standard, trading securities, consisting of debt and marketable equity securities, are stated at fair value. Gain and loss, both realized and unrealized, are charged to income. Held-to-maturity debt securities are stated at their amortized cost. Marketable securities classified as other securities are carried at fair value with any changes in unrealized holding gain or loss, net of the applicable income taxes, reported as a separate component of shareholders' equity. Non-marketable securities classified as other securities are carried at cost determined by the moving average method.

Under the Commercial Code of Japan, unrealized holding gain on other securities, net of the related taxes is not available for distribution as dividends or as bonuses to directors and corporate auditors.

As of February 1, 2001, the Group assessed their intent in holding marketable securities and investments in securities, classified their securities as "held-to-maturity debt securities" and "other securities," and accounted for the securities at January 31, 2002 in accordance with the standard referred to above. As a result, marketable securities of ¥3,827 million, which had been included in marketable securities at January 31, 2001, were reclassified to investments in securities. The effect of the adoption of the new standard was to increase loss before income taxes and minority interests, and net loss for the year ended January 31, 2002 by ¥413 million and ¥60 million, respectively.

2. Summary of Significant Accounting Policies (continued)

(e) Inventories

The individual cost method is applied to land held for sale, construction for sale and contracts in process.

Other inventories are stated at cost determined by the moving average method.

(f) Property, plant and equipment

Property, plant and equipment is stated on the basis of cost. Depreciation is computed principally by the declining-balance method at rates based on the estimated useful lives of the respective assets. The straight-line method is applied to buildings (except for structures attached to the buildings).

(g) Leases

Finance leases other than those that are deemed to transfer ownership of the leased assets to the lessee are accounted for by a method similar to that applicable to ordinary operating leases.

(h) Allowance for doubtful accounts

The allowance for doubtful accounts has been provided based on the Company's and the subsidiaries' historical experience with respect to write-offs and on an estimate of the amount of specific uncollectible accounts.

(i) Income taxes

Income taxes are calculated based on taxable income and are determined in accordance with the applicable tax laws and charged to income on an accrual basis. The Group recognizes the tax effect of temporary differences between assets and liabilities for financial reporting purposes and for income tax purposes.

2. Summary of Significant Accounting Policies (continued)

(j) Accrued retirement benefits

Employees of the Company and certain of its subsidiaries are covered by an employees' retirement allowances plan and an employees' pension plan. The employees' retirement allowances plan provides for a lump-sum payment determined by reference to the rate of pay, length of service and conditions under which the termination occurs. The employees' pension plan, which is a funded defined pension plan, covers approximately 75% of the benefits under the retirement allowances plan for employees retiring after twenty or more years of service.

Effective February 1, 2001, the Company and the domestic subsidiaries adopted "Accounting Standard for Retirement Benefits" issued by the Business Accounting Deliberation Council of Japan. In accordance with the new standard, accrued retirement benefits was provided based on the amount of the projected benefit obligation reduced by the pension plan assets at fair value at the end of the year. The net retirement benefit obligation at transition of ¥56,888 million was fully charged to income for the year ended January 31, 2002.

The effect of the adoption of this standard for retirement benefits was to increase loss before income taxes and minority interests, and net loss for the year ended January 31, 2002 by ¥47,789 million and by ¥27,861 million, respectively.

Actuarial gain and loss are amortized in the year following the year in which the gain or loss is recognized principally by the straight-line method over 5 years, which is within the estimated average remaining years of service of the eligible employees.

Prior service cost is amortized by the straight-line method over 5 years, which is within the estimated average remaining years of service of the eligible employees. For the year ended January 31, 2003, prior service cost has been incurred since the pension plan of the Company and certain subsidiaries was amended in accordance with an amendment to the Employees' Pension Insurance Law.

Directors, corporate auditors and executive officers are customarily entitled to lump-sum payments under an unfunded retirement allowances plan. The provision for retirement allowances for these officers has been made at an estimated amount based on the Company's internal regulations.

Sekisui House, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

(k) Research and development expenditures and computer software

Research and development expenditures are charged to income as incurred.

Expenditures relating to computer software developed for internal use are charged to income when incurred, except if it has been determined that the software will contribute to the future generation of income or cost savings. Such expenditures are capitalized as assets and amortized by the straight-line method over 5 years.

(l) Accounting for warranty expenses

The Company provides after sales service for twenty years against structural defects on detached houses and low-rise apartment buildings as well as a ten-year warranty under the "Housing Quality Assurance Act," except for buildings other than houses.

Expenses in connection with repair services or warranties are charged to manufacturing overhead as incurred and have no material effect on net income (loss).

Sekisui House, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

3. Short-Term Investments and Investments in Securities

Held-to-maturity debt securities and other securities at January 31, 2003 and 2002 were as follows:

	Millions of yen							
	Held-to-maturity debt securities							
	2003				2002			
	Book value	Gross unrealized gain	Gross unrealized loss	Estimated fair value	Book value	Gross unrealized gain	Gross unrealized loss	Estimated fair value
Market value determinable:								
Bonds	¥52,046	¥10	¥(10)	¥52,046	¥ 2,334	¥7	¥(11)	¥2,330
	¥52,046	10	(10)	¥52,046	¥ 2,334	¥7	¥(11)	¥2,330
Market value not determinable:								
Bonds	¥ 2,500	–	–	–	¥12,032	–	–	–
	¥ 2,500	–	–	–	¥12,032	–	–	–
Total	¥54,546	–	–	–	¥14,366	–	–	–

	Thousands of U.S. dollars			
	Held-to-maturity debt securities			
	2003			
	Book value	Gross unrealized gain	Gross unrealized loss	Estimated fair value
Market value determinable:				
Bonds	$437,178	$84	$(84)	$437,178
	$437,178	$84	$(84)	$437,178
Market value not determinable:				
Bonds	$ 20,999	–	–	–
	$ 20,999	–	–	–
Total	$458,177	–	–	–

Sekisui House, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

3. Short-Term Investments and Investments in Securities (continued)

	Millions of yen							
	Other securities							
	2003				2002			
	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Book value (estimated fair value)	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Book value (estimated fair value)
Market value determinable:								
Equity securities	¥ 30,609	¥1,124	¥(6,877)	¥24,856	¥ 31,502	¥2,067	¥ (951)	¥32,618
Bonds	52,596	2,485	(0)	55,081	52,938	–	(1,028)	51,910
	¥ 83,205	¥3,609	¥(6,877)	¥79,937	¥84,440	¥2,067	¥(1,979)	¥84,528
Market value not determinable:								
Equity securities	¥ 11,025	–	–	–	¥ 10,472	–	–	–
Other	6,000	–	–	–	13,505	–	–	–
	¥ 17,025	–	–	–	¥ 23,977	–	–	–
Total	¥100,230	–	–	–	¥108,417	–	–	–

	Thousands of U.S. dollars			
	Other securities			
	2003			
	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Book value (estimated fair value)
Market value determinable:				
Equity securities	$257,110	$ 9,442	$(57,766)	$208,786
Bonds	441,798	20,873	(0)	462,671
	$698,908	$30,315	$(57,766)	$671,457
Market value not determinable:				
Equity securities	$ 92,608	–	–	–
Other	50,399	–	–	–
	$143,007	–	–	–
Total	$841,915	–	–	–

Sekisui House, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

4. Inventories

Inventories at January 31, 2003 and 2002 were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2003	2002	2003
Land held for sale, including land held for development	¥198,066	¥189,807	$1,663,721
Construction for sale, including projects under construction	32,685	36,381	274,548
Contracts in process	58,757	57,512	493,549
Other	4,101	3,855	34,448
	¥293,609	¥287,555	$2,466,266

5. Investments in Affiliates

Investments in affiliates at January 31, 2003 and 2002 were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2003	2002	2003
Investments in capital stock, at cost	¥119	¥2,111	$1,000
Equity in undistributed earnings since acquisition, net	41	4,774	344
	¥160	¥6,885	$1,344

6. Long-Term Debt

Long-term debt less the current portion at January 31, 2003 and 2002 is summarized as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2003	2002	2003
Manufacturing industries, insurance companies and others	¥29,999	¥ 30,374	$251,988
Notes	40,000	40,000	335,992
Convertible bonds	–	89,999	–
	¥69,999	¥ 160,373	$587,980

Sekisui House, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

6. Long-Term Debt (continued)

A breakdown of selected items from the above table of long-term debt is as follows:

(1) Loans from manufacturing industries, insurance companies and others at January 31, 2003 and 2002 were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2003	2002	2003
2.18% to 2.19% unsecured loans from insurance companies, due 2004	¥20,000	¥20,000	$167,997
1.4% unsecured loan from an agricultural financing institution, due 2002	–	500	–
0% to 6.0% unsecured loans from manufacturing industries and others, due 2003 – 2007	10,001	10,378	84,007
	30,001	30,878	252,004
Less current portion	(2)	(504)	(16)
	¥29,999	¥30,374	$251,988

(2) Notes

Notes outstanding at January 31, 2003 and 2002 were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2003	2002	2003
2.4% yen unsecured notes, due 2005	¥10,000	¥10,000	$ 83,998
1.92% yen unsecured notes, due 2005	10,000	10,000	83,998
1.76% yen unsecured notes, due 2004	10,000	10,000	83,998
1.79% yen unsecured notes, due 2005	10,000	10,000	83,998
	¥40,000	¥40,000	$335,992

Sekisui House, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

6. Long-Term Debt (continued)

(3) Convertible bonds

Convertible bonds outstanding at January 31, 2003 and 2002 were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2003	2002	2003
1.7% unsecured bonds of ¥50,000,000,000, due 2002	–	¥ 49,280	–
1.6% unsecured bonds of ¥30,000,000,000, due 2003	–	12,820	–
0.9% unsecured bonds of ¥50,000,000,000, due 2003	¥ 39,999	39,999	$ 335,985
0.3% unsecured bonds of ¥50,000,000,000, due 2003	50,000	50,000	419,992
	89,999	152,099	755,977
Less current portion	(89,999)	(62,100)	(755,977)
	¥ –	¥ 89,999	$ –

The conversion prices and periods of the convertible bonds at January 31, 2003 were as follows:

	Conversion price per share	Conversion period up to
0.9% unsecured bonds of ¥50,000,000,000, due 2003	¥1,507.00	July 30, 2003
0.3% unsecured bonds of ¥50,000,000,000, due 2003	¥1,312.00	July 30, 2003

The total number of shares issuable upon conversion of all outstanding convertible bonds as of January 31, 2003 was 64,651,892 shares.

The conversion prices are subject to adjustment under certain circumstances including stock splits.

Sekisui House, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

6. Long-Term Debt (continued)

The aggregate annual maturities of long-term debt subsequent to January 31, 2003 are summarized as follows:

Year ending January 31,	*Millions of yen*	*Thousands of U.S. dollars*
2004	¥ 90,001	$ 755,993
2005	30,001	252,003
2006	30,001	252,003
2007	9,997	83,974
2008	0	0
	¥160,000	$1,343,973

7. Mortgaged and Pledged Assets

The following assets, shown at net book value at January 31, 2003 and 2002, were either mortgaged or pledged for guarantees of bank loans of third parties and long-term deposits received and other, and totaled ¥5,663 million ($47,568 thousand) and ¥8,686 million, respectively.

	Millions of yen		*Thousands of U.S. dollars*
	2003	2002	2003
Cash equivalents	–	¥ 2,600	–
Land	¥27,468	27,516	$230,727
Buildings	768	866	6,451
Short-term investments and investments in securities	–	280	–
	¥28,236	¥31,262	$237,178

Sekisui House, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

8. Income Taxes

The Company and its domestic subsidiaries are subject to several taxes based on income which, in the aggregate, resulted in a statutory tax rate of approximately 41.7% for the years ended January 31, 2003 and 2002. The foreign subsidiary is subject to the income taxes of the country in which it operates.

The effective tax rates reflected in the consolidated statements of operations for the years ended January 31, 2003 and 2002 differ from the above statutory tax rate for the following reasons:

	2003	2002
Statutory tax rate	41.7%	41.7%
Entertainment expenses not deductible	2.0	(2.2)
Dividend income not taxable	(0.7)	0.8
Inhabitants' per capita taxes	0.8	(0.3)
Other	0.5	0.9
Effective tax rates	44.3%	40.9%

The significant components of the Group's deferred tax assets at January 31, 2003 and 2002 are summarized as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2003	2002	2003
Loss on revaluation of real estate held for sale	¥ 78,708	¥100,455	$ 661,134
Tax loss carryforwards	12,538	16,623	105,317
Accrued enterprise tax	377	201	3,167
Retirement benefits	27,049	29,242	227,207
Allowance for doubtful accounts	874	1,227	7,341
Accrued bonuses	5,550	371	46,619
Other	11,010	6,899	92,483
	¥136,106	¥155,018	$1,143,268

Sekisui House, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

8. Income Taxes (continued)

On March 31, 2003, Cabinet Order No. 9 entitled "Reform of a Portion of Local Tax Law" was issued and this reform will apply to fiscal years beginning after April 1, 2004. As a result of this reform, the statutory income tax rate to be used for the calculation of deferred income taxes concerning temporary differences which are expected to be realized or settled after February 1, 2005 will be changed. The effect of this change in rate would have been to decrease income before minority interests and net income by ¥2,234 million ($18,765 thousand) and ¥2,174 million ($18,261 thousand), respectively, for the year ended January 31, 2003 if deferred income taxes had been recalculated based on the revised statutory income tax rate. However, these effects have not been reflected in the consolidated balance sheet or statement of operations for the year ended January 31, 2003 since adoption of this tax reform will not take effect until after January 31, 2003, the most recent consolidated balance sheet date. The actual results will differ from the effects calculated above, since deferred income taxes will be calculated based on the temporary differences outstanding at January 31, 2004.

9. Shareholders' Equity

The Commercial Code of Japan (the "Code") provides that an amount equivalent to at least 10% of all cash appropriations of retained earnings be appropriated to the legal reserve until the sum of the legal reserve and additional paid-in capital equals 25% of common stock. The legal reserve is not available for dividends but may be used to eliminate or reduce a deficit by approval of the shareholders or may be transferred to common stock by resolution of the Board of Directors. The Code also stipulates that, to the extent that the sum of the additional paid-in capital and the legal reserve exceeds 25% of the common stock account, the amount of any such excess is available for appropriation by resolution of the shareholders. Retained earnings include the legal reserve provided in accordance with the provisions of the Code.

The Company's legal reserve included in retained earnings at January 31, 2003 and 2002 amounted to ¥23,129 million ($194,280 thousand) and ¥23,129 million, respectively.

Under the Code, upon the issuance and sale of new shares of common stock, the entire amount of the issue price is required to be accounted for as common stock, although a company may, by resolution of the Board of Directors, account for an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital.

Sekisui House, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

9. Shareholders' Equity (continued)

Interim cash dividends may be declared and paid subject to a resolution of the Board of Directors. The Commercial Code imposes a limit on the amount which may be paid as interim dividends. An interim dividend of ¥9.0 ($0.08) per share totaling ¥6,383 million ($53,616 thousand) was paid on September 30, 2002.

In October 2001, the Company repurchased 21,719 thousand shares of its own common stock for ¥21,495 million and retired these shares. As a result, the number of authorized shares decreased by 21,719 thousand.

10. Research and Development Costs

Research and development costs charged to income amounted to ¥5,523 million ($46,392 thousand) and ¥7,553 million for the years ended January 31, 2003 and 2002, respectively.

11. Accrued Retirement Benefits

The following table sets forth the funded and accrued status of the plans, and the amounts recognized in the consolidated balance sheets at January 31, 2003 and 2002 for the Group's defined benefit plans:

	Millions of yen		*Thousands of U.S. dollars*
	2003	2002	2003
Retirement benefit obligation at end of year	¥(249,090)	¥(239,600)	$(2,092,314)
Fair value of plan assets at end of year	148,148	141,864	1,244,418
Unfunded retirement benefit obligation	(100,942)	(97,736)	(847,896)
Unrecognized actuarial loss	34,058	18,884	286,081
Unrecognized past service cost	(6,487)	–	(54,489)
Net retirement benefit obligation	(73,371)	(78,852)	(616,304)
Prepaid pension cost	6	4	50
Accrued retirement benefits	¥ (73,377)	¥ (78,856)	$ (616,354)

Sekisui House, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11. Accrued Retirement Benefits (continued)

The components of net retirement benefit expenses for the years ended January 31, 2003 and 2002 were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2003	2002	2003
Service cost	¥11,527	¥11,680	$ 96,825
Interest cost	6,490	6,140	54,515
Expected return on plan assets	(5,641)	(5,316)	(47,383)
Amortization:			
Actuarial loss	3,849	–	32,331
Past service cost	(1,622)	–	(13,625)
Net retirement benefit obligation at transition	–	56,888	–
Retirement benefit expenses	¥14,603	¥69,392	$122,663

The assumptions used in accounting for the defined benefit plans for the years ended January 31, 2003 and 2002 were as follows:

	2003	2002
Discount rate	2.8%	2.8%
Expected rate of return on plan assets	4.0%	4.0%

12. Contingent Liabilities

The Group had the following contingent liabilities at January 31, 2003:

	Millions of yen	*Thousands of U.S. dollars*
Guarantees of housing loans to customers	¥61,498	$516,573
Guarantees of bank loans of third parties and other	2,529	21,243
	¥64,027	$537,816

Exemption No. 82-5129

Sekisui House, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

13. Loss on Revaluation of Real Estate Held for Sale

Real estate held for sale at January 31, 2003 and 2002, the market value of which has declined significantly from its carrying value, has been written down to its fair market value.

14. Leases

The following pro forma amounts present the acquisition costs and accumulated depreciation of property leased to the Group at January 31, 2003 and 2002, which would have been reflected in the consolidated balance sheets if finance leases other than those which transfer the ownership of the leased property (currently accounted for as operating leases) were capitalized.

	Millions of yen					
	2003			2002		
	Acquisition costs	Accumulated depreciation	Net leased property	Acquisition costs	Accumulated depreciation	Net leased property
Buildings and structures	¥ 36,681	¥19,422	¥17,259	¥ 40,107	¥ 20,144	¥ 19,963
Machinery and equipment	8,646	6,080	2,566	9,643	6,024	3,619
Other	3,422	2,075	1,347	3,797	2,007	1,790
	¥48,749	¥27,577	¥21,172	¥ 53,547	¥ 28,175	¥ 25,372

	Thousands of U.S. dollars		
	2003		
	Acquisition costs	Accumulated depreciation	Net leased property
Buildings and structures	$308,114	$163,141	$144,973
Machinery and equipment	72,625	51,071	21,554
Other	28,744	17,430	11,314
	$409,483	$231,642	$177,841

Lease payments relating to finance leases other than those which transfer the ownership of the leased property amounted to ¥9,561 million ($80,311 thousand) and ¥9,103 million for the years ended January 31, 2003 and 2002, respectively.

14. Leases (continued)

Future minimum lease payments (including the interest portion thereon) subsequent to January 31, 2003 for finance leases other than those which transfer the ownership of the leased property were as follows:

Year ending January 31,	*Millions of yen*	*Thousands of U.S. dollars*
2004	¥ 7,876	$ 66,157
2005 and thereafter	14,767	124,040
	¥22,643	$190,197

15. Derivatives and Hedging Activities

Derivative financial instruments are utilized by the Company to reduce the risk of interest rate and foreign exchange rate fluctuation. The Company has established a control environment which includes policies and procedures for risk assessment and for the approval, reporting and monitoring of transactions involving derivative financial instruments. The Company does not enter into derivatives transactions for speculative trading purposes.

The Company is exposed to certain market risks arising from its forward foreign exchange contracts and swap agreements. The Company is also exposed to the risk of credit loss in the event of non-performance by the counterparties to currency-related and interest-related derivatives transactions; however, the Company does not anticipate non-performance by any of these counterparties all of whom are financial institutions with high credit ratings.

In accordance with the new accounting standard for financial instruments which became effective February 1, 2001, derivatives positions are carried at fair value with any changes in unrealized gain or loss charged or credited to operations, except for those which meet the criteria for deferral hedge accounting under which unrealized gain or loss is deferred as an asset or a liability.

Sekisui House, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

15. Derivatives and Hedging Activities (continued)

At January 31, 2003 and 2002, the outstanding interest rate swap positions were as follows:

	Millions of yen			
	2003		2002	
	Notional amount	Unrealized gain	Notional amount	Unrealized gain
Interest-rate swap agreements:				
Fixed-rate into variable-rate obligations	¥15,000	¥ 383	¥15,000	¥550
Variable-rate into fixed-rate obligations	¥15,000	¥ (5)	¥15,000	¥410

	Thousands of U.S. dollars	
	2003	
	Notional amount	Unrealized gain
Interest-rate swap agreements:		
Fixed-rate into variable-rate obligations	$125,997	$3,217
Variable-rate into fixed-rate obligations	$125,997	$ (42)

Sekisui House, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

16. Amounts per Share

	Yen		*U.S. dollars*
	2003	2002	2003
Net income (loss):			
Basic	¥ 48.71	¥ (125.11)	$0.41
Diluted	44.42	–	0.37
Net assets	911.01	883.16	7.65
Cash dividends	18.00	18.00	0.15

The computation of basic net income (loss) per share is based on the weighted average number of shares of common stock outstanding during each year. The average number of shares used in the computation was 709,184 thousand and 722,037 thousand for the years ended January 31 2003 and 2002, respectively. Diluted net income per share is computed based on the weighted average number of shares of common stock outstanding each year after giving effect to the dilutive potential of the common stock to be issued upon the conversion of convertible bonds. No diluted net loss per share for the year ended January 31, 2002 has been presented because a net loss was recorded.

Net assets per share are based on the number of shares of common stock outstanding at the year end.

Cash dividends per share of the Company represent the cash dividends declared as applicable to the respective years together with the interim cash dividends paid.

17. Segment Information

The Group companies are primarily engaged in the construction, purchase, administration and sales of residential properties; the design, contracting, execution, and supervision of construction projects; real estate brokerage, and landscaping.

Change in method of business classification

Through January 31, 2002, the Group classified its business segments into "Construction" and "Real estate" based on the standard industry classification in Japan. Effective February 1, 2002, the Group reclassified its business segments into "Built to order housing," "Real estate for sale," "Real estate for leasing" and "Other" considering the nature of each business, their similarity in nature and their relationship to the corporate business model. In addition, certain of the housing contracts on the land were sold on the assumption that the construction classified as built to order housing would subsequently be changed to real estate for sale.

Sekisui House, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

17. Segment Information (continued)

This change was made in order to identify the profit units more precisely, and to present the business situation of the Group more appropriately. The effect of this change was to decrease sales of built to order housing by ¥36,954 million ($310,407 thousand) and operating income by ¥5,164 million ($43,377 thousand), and to increase sales and operating income of real estate for sale by the same amount which would have been recorded under the method applied in the previous year.

These segments are primarily engaged in the following businesses. In the built to order housing segment, the Company prefabricates, builds to order and sells steel frame, wood frame, and concrete houses and low-rise apartment buildings on land owned by the customers. The real estate for sale segment include sales of land, built-for-sale houses, and also the portion of built to order sales where Sekisui House also sold the land, and sales of condominiums. In the real estate for leasing segment, the Company leases, subleases and manages detached houses, low-rise apartment buildings, condominiums, commercial buildings, shops, and so forth. Other business is involved in contracts for the design of condominiums and commercial buildings, the construction and remodeling of houses, and landscape and garden design and construction.

The business segment information of the Company and its consolidated subsidiaries for the years ended January 31, 2003 and 2002 is outlined as follows:

	Millions of yen						
	2003						
	Built to order housing	Real estate for sale	Real estate for leasing	Other	Total	Eliminations and other	Consolidated
Sales to third parties	¥739,685	¥189,800	¥230,456	¥140,296	¥1,300,237	–	¥1,300,237
Inter-group sales and transfers	1,262	296	1,421	2,375	5,354	¥ (5,354)	–
Total sales	740,947	190,096	231,877	142,671	1,305,591	(5,354)	1,300,237
Operating expenses	655,926	184,830	222,109	140,975	1,203,840	23,660	1,227,500
Operating income	¥ 85,021	¥ 5,266	¥ 9,768	¥ 1,696	¥ 101,751	¥(29,014)	¥ 72,737
Assets	¥228,590	¥328,482	¥267,758	¥ 31,083	¥ 855,913	¥403,067	¥1,258,980
Depreciation and amortization	¥ 5,456	¥ 455	¥ 3,611	¥ 381	¥ 9,903	¥ 1,980	¥ 11,883
Capital expenditures	¥ 5,114	¥ 54	¥ 13,279	¥ 193	¥ 18,640	¥ 662	¥ 19,302

Sekisui House, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

17. Segment Information (continued)

	Millions of yen						
	2002						
	Built to order housing	Real estate for sale	Real estate for leasing	Other	Total	Eliminations and other	Consolidated
Sales to third parties	¥820,726	¥185,273	¥171,013	¥128,457	¥1,305,469	–	¥1,305,469
Inter-group sales and transfers	725	–	1,446	3,975	6,146	¥ (6,146)	–
Total sales	821,451	185,273	172,459	132,432	1,311,615	(6,146)	1,305,469
Operating expenses	725,495	185,190	166,233	130,587	1,207,505	23,339	1,230,844
Operating income	¥ 95,956	¥ 83	¥ 6,226	¥ 1,845	¥ 104,110	¥(29,485)	¥ 74,625
Assets	¥236,346	¥350,515	¥233,523	¥ 37,498	¥ 857,882	¥445,939	¥1,303,821
Depreciation and amortization	¥ 6,025	¥ 502	¥ 4,209	¥ 342	¥ 11,078	¥ 2,007	¥ 13,085
Capital expenditures	¥ 10,204	¥ 102	¥ 3,355	¥ 132	¥ 13,793	¥ 2,210	¥ 16,003

Certain adjustments to the previously reported pro forma amounts have been made to conform the 2002 amounts to the 2003 presentation.

	Thousands of U.S. dollars						
	2003						
	Built to order housing	Real estate for sale	Real estate for leasing	Other	Total	Eliminations and other	Consolidated
Sales to third parties	$6,213,230	$1,594,288	$1,935,792	$1,178,462	$10,921,772	–	$10,921,772
Inter-group sales and transfers	10,601	2,486	11,936	19,950	44,973	$ (44,973)	–
Total sales	6,223,831	1,596,774	1,947,728	1,198,412	10,966,745	(44,973)	10,921,772
Operating expenses	5,509,668	1,552,541	1,865,678	1,184,166	10,112,053	198,740	10,310,793
Operating income	$ 714,163	$ 44,233	$ 82,050	$ 14,246	$ 854,692	$ (243,713)	$ 610,979
Assets	$1,920,117	$2,759,194	$2,249,122	$ 261,092	$ 7,189,525	$3,385,695	$10,575,220
Depreciation and amortization	$ 45,829	$ 3,822	$ 30,332	$ 3,200	$ 83,183	$ 16,632	$ 99,815
Capital expenditures	$ 42,957	$ 454	$ 111,541	$ 1,621	$ 156,573	$ 5,561	$ 162,134

Sekisui House, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

17. Segment Information (continued)

The following is the segment information for the year ended January 31, 2002 based on the previous business segmentation.

	Millions of yen				
	2002				
	Construction	Real estate	Total	Eliminations and other	Consolidated
Sales to third parties	¥981,558	¥323,911	¥1,305,469	–	¥1,305,469
Inter-group sales and transfers	940	–	940	¥ (940)	–
Total sales	982,498	323,911	1,306,409	(940)	1,305,469
Operating expenses	880,948	324,923	1,205,871	24,973	1,230,844
Operating income (loss)	¥101,550	¥ (1,012)	¥ 100,538	¥(25,913)	¥ 74,625
Assets	¥288,404	¥569,477	¥ 857,881	¥445,940	¥1,303,821
Depreciation and amortization	¥ 6,663	¥ 4,415	¥ 11,078	¥ 2,007	¥ 13,085
Capital expenditures	¥ 10,387	¥ 3,406	¥ 13,793	¥ 2,210	¥ 16,003

As mentioned in Note 2(j), the Group adopted "Accounting Standard for Retirement Benefits" issued by the Business Accounting Deliberation Council of Japan. The effect of this adoption was to increase operating expenses in the construction segment by ¥821 million and to decrease operating expenses in the real estate segment by ¥19 million for the year ended January 31, 2002 compared with the amounts which would have been recorded under the method applied in the previous year.

As more than 90% of the consolidated net sales for the years ended January 31, 2003 and 2002 were made in Japan, the disclosure of geographical segment information and overseas sales information has been omitted.

18. Subsequent Event

The following appropriations of retained earnings of the Company, which have not been reflected in the accompanying consolidated financial statements for the year ended January 31, 2003, were approved at a shareholders' meeting held on April 25, 2003:

	Millions of yen	*Thousands of U.S. dollars*
Year-end cash dividends of ¥9.0 ($0.08) per share	¥6,379	$53,583